EXHIBIT 1.01

LIGHTPATH TECHNOLOGIES, INC.

Conflict Minerals Report

For the Year Ended December 31, 2022

Introduction

This Conflict Minerals Report on Form SD (this “Report”) of LightPath Technologies, Inc. (“LightPath,” the “Company,” “we,” “our,” or “us”) for the calendar year ended December 31, 2022 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1, along with Form SD (collectively, the “Conflict Rules”), require public companies to annually disclose information about their use of specific conflict minerals originating and financing armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries (together with the DRC, “Covered Countries”) that are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. The term “conflict minerals” includes tantalum, tin, gold or tungsten.

In accordance with the Conflict Rules, a copy of this Report is available on our website at www.lightpath.com under the “Resources/Certifications, Compliance, Patents/ Conflict Minerals Form SD” tab.

Company Overview

We are a global, vertically integrated provider of optics, photonics, and infrared solutions for the industrial, defense, telecommunications, testing and measurement, and medical industries. We design, manufacture, and distribute proprietary optical and infrared components including molded glass aspheric lenses and assemblies, infrared lenses and thermal imaging assemblies and fused fiber collimators used to produce products that manipulate light. We also offer custom optical assemblies, including full engineering design support. The Company is headquartered in Orlando, Florida, with manufacturing and sales offices in Riga, Latvia and Zhenjiang, China.

Our wholly-owned subsidiary, ISP Optics Corporation (“ISP”), manufactures a full range of infrared products from high performance MWIR and LWIR lenses and lens assemblies. ISP’s infrared lens assembly product line includes thermal lens systems used in cooled and un-cooled thermal imaging cameras. Manufacturing is performed in-house to provide precision optical components including spherical, aspherical, and diffractive coated infrared lenses. ISP’s optics processes allow it to manufacture its products from all important types of infrared materials and crystals. Manufacturing processes include CNC grinding and CNC polishing, diamond turning, continuous and conventional polishing, optical contacting and advanced coating technologies.

Framework of Conflict Minerals Program

Team. We assembled an internal team (the “Team”) to oversee compliance with the Conflict Rules, including developing processes and procedures, as well as monitoring developments, initiatives and “best practices.” The Team consists of our Chief Financial Officer, Director of Quality, Director of Engineering, Director of Global Coating, and Supply Chain Manager. We believe input from various departments is beneficial for the purpose of overseeing our compliance with the Conflict Rules and implementing our processes and procedures related to the Conflict Rules.

Policy Statement. We adopted a policy statement concerning our principles on the use of conflict minerals from the Covered Countries and our aim to only use suppliers that source from conflict-free smelters and refiners. This policy statement can be found on our website at www.lightpath.com under the “Resources/Certifications, Compliance, Patents/Conflict Minerals” tab.

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Reasonable Country of Origin Inquiry

The Company manufactures and sells optical components which incorporates raw glass or utilizes coatings that may contain minerals which, depending on origin, may be considered conflict minerals that are necessary to the functionality or production of the products. Such products are manufactured either in the Company’s headquarters facility, located in Orlando, Florida, or in the manufacturing facilities of its wholly-owned subsidiaries located in Riga, Latvia and Zhenjiang, China.

To determine if any conflict minerals are incorporated into the products manufactured at any of our facilities, including parts and components of such products, the Team conducted an inventory and analysis of all components of our products, which included reviewing bills of materials, product specifications and other relevant documentation. The Team concluded that certain of our products may contain the conflict minerals gold, tantalum, tungsten and tin. The Team also determined that the conflict mineral, tungsten, is used in the molds, rings and sleeves as tooling necessary to manufacture molded lenses; however, the Conflict Rules do not require us to take any further action with respect to the tungsten used in tooling.

Next, the Team analyzed whether any of the conflict minerals are “necessary to the functionality of a product” or “necessary to the production of a product.” To determine whether any of the conflict minerals are “necessary to the functionality of a product,” the Team considered whether a conflict mineral is intentionally added to a product or a component of a product and is not a naturally occurring by-product, whether a conflict mineral is necessary to a product’s generally expected function, use or purpose, and, if any of the conflict minerals are incorporated for purposes of ornamentation, decoration or embellishment, whether the primary purpose of such product is ornamentation, decoration or embellishment. To determine whether any of the conflict minerals are “necessary to the production of a product,” the Team considered whether a conflict mineral is intentionally included in the product’s production process (other than a conflict mineral included in a tool, machine or indirect equipment used to produce the product), whether a conflict mineral is necessary to produce the product and whether a conflict mineral is included as part of a component of the product originally manufactured by a third party. The Team determined the following with respect to each of the listed conflict minerals:

Gold. At a customer’s request, our precision molded aspheric lenses may be mounted onto gold-plated holders. One of our collimator applications also may be gold coated at the request of a customer. Finally, gold is an ingredient used in the anti-reflective coating that is applied to some of our lenses at the request of a customer. The Team concluded that with respect to each of these products, when used, gold is intentionally added and is necessary to the products’ generally expected function, use, or purpose.

Tantalum. Tantalum oxide is an ingredient used in the anti-reflective coating that is applied to some of our lenses at the request of a customer. The Team concluded that, when used, tantalum oxide is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tungsten. Tungsten is an ingredient used in the manufacturing of the glass preform that is molded into some of our lenses. The Team concluded that, when used, tungsten is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tin. At a customer’s request, one of our collimator applications may be tin coated. The Team concluded that, when used, tin is intentionally added and is necessary to such products’ generally expected function, use or purpose.

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After concluding that conflict minerals are necessary to the functionality of certain of our products, the Team conducted a reasonable country of origin inquiry based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas to determine if any of the conflict minerals in our products for calendar year 2022 originated in the Covered Countries. We do not purchase conflict minerals directly from mines, smelters, or refiners and, therefore, there are many third parties in the supply chain between us and the original sources of the conflict minerals contained in our products. Accordingly, our reasonable country of origin inquiry focused on our first-tier suppliers, and we are relying on these direct suppliers (and they in turn are relying upon their suppliers) for information regarding the origin of the any conflict minerals in our products. The Team identified twenty-nine first-tier suppliers. The Team sent inquiries to each of these suppliers regarding whether the supplier supplied to us any components or parts or sold to us raw materials that contained any conflict minerals and, if yes, the source of the conflict minerals either used in components or parts supplied to us or sold to us as raw materials, and requested each such supplier provide a representation letter or other written response regarding the source of the conflict minerals or to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template. The results of the Team’s inquiries with respect to each of the listed conflict minerals are as follows:

Gold. Two of our suppliers provided a written response indicating its or its suppliers’ gold did not originate from the Covered Countries.

Tantalum. Six of our suppliers provided a written response indicating its or its suppliers’ tantalum did not originate from the Covered Countries.

Tungsten. Four of our suppliers provided a written response indicating its or its suppliers’ tungsten did not originate from the Covered Countries.

Tin. One of our suppliers provided a written response indicating its or its suppliers’ tin did not originate from the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

We have concluded in good faith that during calendar year 2022, (i) we manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) based on our reasonable country of origin inquiry, we have no reason to believe that any of the conflict minerals necessary to the functionality or production of our products may have originated in the Covered Countries.

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